ROPES & GRAY LLP

PRUDENTIAL TOWER

800 BOYLSTON STREET

BOSTON, MA 02199-3600

WWW.ROPESGRAY.COM

August 21, 2020

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Yoon Y. Choo

Benjamin J.G. Ruano

(617)951-7914 Benjamin.Ruano@ropesgray.com

Re: Allianz Funds (Registration Nos. 33-36528 and 811-06161)—Responses to Comments on Post-Effective Amendment No. 207

Dear Ms. Choo:

I am writing on behalf of Allianz Funds (the "Trust") to respond to the comments by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission" or, the "SEC") on Post- Effective Amendment No. 207 (the "485(a) Amendment") to the Trust's Registration Statement on Form N-1A (the "Registration Statement"). The 485(a) Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended ("Securities Act"), on June 26, 2020 in connection with the annual update of the Registration Statement for all series of the Trust (each a "Fund"). We received your oral comments regarding the 485(a) Amendment via telephone on August 5, 2020. Summaries of your comments and the Trust's responses are set forth below. These responses are reflected, to the extent applicable, in Post-Effective Amendment No. 209 (the "485(b) Amendment") to the Trust's Registration Statement, to be filed effective August 27, 2020, pursuant to Rule 485(b) under the Securities Act.

Prospectus

Principal Risks

1.Comment: With respect to AllianzGI Dividend Value Fund, AllianzGI Large-Cap Value Fund, AllianzGI Mid-Cap Value Fund and AllianzGI Small-Cap Value Fund, each Fund does not appear to have a principal investment strategy of investing in fixed income securities, repurchase agreements or derivatives. In consideration of the foregoing, please supplementally explain why "Credit and Counterparty Risk" is a principal risk of each Fund.

Response: The Trust has reviewed the principal investment strategies and principal risks of each of the above-referenced Funds. While each such Fund maintains the flexibility to invest in derivatives instruments as a principal investment strategy, none of these Funds currently invests a meaningful portion of its assets in such instruments. As noted in the prospectus's discussion of "Derivatives Risk" in the "Summary of Principal Risks" section, derivatives investments, in particular over-the-counter derivatives, typically entail a significant degree of credit and counterparty risk. Given the ability of each Fund to invest in such instruments as a principal investment strategy, the Trust believes that it is appropriate to retain the above-referenced principal risk disclosure. For the avoidance of doubt, the 485(b) Amendment will include the following disclosure at the end of the "Principal Investment Strategies" section of each of the above-referenced Funds, and conforming changes will be made to the "Principal Investments and Strategies of Each Fund" section with respect to these Funds (new language denoted by underline):

Although the Fund did not invest significantly in derivative instruments as of the most recent fiscal year end, it may do so at any time.

AllianzGI Emerging Markets Opportunities Fund

2.Comment: As of March 31, 2020, 42.7% of the Fund's assets were invested in Chinese companies. Please state in the "Principal Investment Strategies" section of the Fund's Fund Summary and in the corresponding section titled "Principal Investments and Strategies of

Each Fund" that the Fund invests in China.

Response: In response to this comment, the 485(b) Amendment will include the following revisions to the "Principal Investment Strategies" section of the Fund's Fund Summary and include conforming changes to the "Principal Investments and Strategies of Each Fund" section with respect to the Fund (new language denoted by underline):

The Fund may invest in issuers of any size market capitalization, including smaller capitalization companies. The Fund may invest a substantial portion of its assets in equity securities of companies located in China. The Fund may utilize foreign currency exchange contracts, options, stock index futures contracts and other derivative instruments.

The Trust supplementally notes that disclosure in the section titled "Principal Investments and Strategies of Each Fund" with respect to the Fund currently includes the following disclosure about the Fund's ability to invest in China A Shares through certain Stock Connect programs:

The Fund may invest in issuers of any size market capitalization, including smaller capitalization companies. Additionally, the Fund may invest in certain eligible Chinese securities ("China A Shares") listed and traded on either the Shanghai Stock Exchange or the Shenzhen Stock Exchange. The Fund expects to access

China A Shares through the Shanghai-Hong Kong Stock Connect program or the Shenzhen-Hong Kong Stock Connect program (each a "Stock Connect"), as applicable. (Emphasis added.)

The Trust believes that the foregoing revisions to disclosure related to investments in equity securities of Chinese companies is adequate and appropriately responsive to the Staff's request and requirements of Item 4 of Form N-1A.

3.Comment: Given the level of investment by the Fund in Chinese companies, please add "China Risk" as a principal risk of investing in the Fund's Item 4 and Item 9 disclosures.

Response: The Trust has reviewed the Fund's principal investment strategies and principal risks and considered the Staff's request. In response to the Staff's request, the 485(b) Amendment will include the following principal risk in the "Principal Risks" section of the Fund's Fund Summary (new language denoted by underline):

China-Related Risk: Because the Fund may invest a substantial portion of its assets in equity securities of Chinese companies, it is particularly affected by events or factors relating to China, which may increase risk and volatility.

In addition, the following disclosure will be added to the "Summary of Principal Risks" section of the Fund's prospectus (new language denoted by underline):

China-Related Risk: The Chinese economy is generally considered an emerging and volatile market. Although China has experienced a relatively stable political environment in recent years, there is no guarantee that such stability will be maintained in the future. As an emerging market, many factors may affect such stability—such as increasing gaps between the rich and poor or agrarian unrest and instability of existing political structures—and may result in adverse consequences to a Fund investing in securities and instruments economically tied to China. A small number of companies represent a large portion of the Chinese market as a whole, and prices for securities of these companies may be very sensitive to adverse political, economic, or regulatory developments in China and other Asian countries, and may experience significant losses in such conditions. The value of Chinese currencies may also vary significantly relative to the U.S. dollar, affecting a Fund's investments, to the extent the Fund invests in China-related investments.

Historically, China's central government has exercised substantial control over the Chinese economy through administrative regulation, state ownership, the allocation, expropriation or nationalization of resources, by controlling payment of foreign currency-denominated obligations, by setting monetary policy and by providing preferential treatment to particular industries or companies. The emergence of domestic economic demand is still at an early stage, making China's economic health largely dependent upon exports. China's growing trade surplus with the U.S. has increased the risk of trade disputes. For example, recent developments in relations between the U.S. and China have heightened concerns of increased tariffs and restrictions on trade between the two countries. An increase in tariffs or trade restrictions, or even the threat of such developments, could lead to a significant reduction in international trade, which could have a negative impact on China's, or others countries', export industry and a commensurately negative impact on a Fund that invests in securities and instruments that are economically tied to China. In addition, as China's economic and political strength has grown in recent years, it has shown a greater willingness to assert itself militarily in the region. Military or diplomatic moves to resolve any issues could adversely affect the economies in the region.

Despite economic reforms that have resulted in less direct central and local government control over Chinese businesses, actions of the Chinese central and local government authorities continue to have a substantial effect on economic conditions in China. These activities, which may include central planning, partial state ownership of or government actions designed to substantially influence certain Chinese industries, market sectors or particular Chinese companies, may adversely affect the public and private sector companies in which a Fund invests. Government actions may also affect the economic prospects for, and the market prices and liquidity of, the securities of Chinese companies and the payments of dividends and interest by Chinese companies. In addition, currency fluctuations, monetary policies, competition, social instability or political unrest may adversely affect economic growth in China. The Chinese economy and Chinese companies may also be adversely affected by regional security threats, as well as adverse developments in Chinese trade policies, or in trade policies toward China by countries that are trading partners with China. The economies, industries, and securities and currency markets of the China region may also be adversely affected by slow economic activity worldwide, dependence on exports and international trade, increasing competition from Asia's other low-cost emerging economies, and environmental events and natural disasters that may occur in China.

In addition, the relationship between China and Taiwan is particularly sensitive, and hostilities between China and Taiwan may present a risk to a Fund's investments in China.

The Trust notes supplementally that the "Principal Risks" section of the Fund's Fund Summary also includes certain principal risks and corresponding disclosures that encompass and relate the risks associated with the Fund's current level of investment in Chinese companies, namely "Non-U.S. Investment Risk", "Emerging Markets Risk" and "Focused Investment Risk". Disclosure under "Non-U.S. Investment Risk" states that "non-U.S. securities markets and issuers may be more volatile...less transparent and subject to less oversight, particularly in emerging markets." In addition, disclosure under "Emerging Markets Risk" includes the following: "Non-U.S. investment risk may be particularly high to the extent that the Fund invests in emerging market securities. These securities present market, credit, currency, liquidity, legal, political , technical and other risks different from, or greater than, the risks of investing in developed countries." Lastly, disclosure under "Focused Investment Risk" provides that "To the extent the Fund focuses its investments on a limited number of issuers, sectors, industries or geographic regions, it may be subject to increased risk and volatility." Additionally, the Summary of Principal Risks—Emerging Markets Risk section of the Prospectus includes greater detail about particular risks associated with investment in Chinese securities, including the following:

Certain emerging market countries may impose tariffs, restrictions on foreign investment or institute repatriation of investment income and capital. For example, recent developments in relations between the US and China have heightened concerns of increased tariffs and restrictions on trade between the two countries. An increase in tariffs or trade restrictions, or even the threat of such developments, could lead to a significant reduction in international trade, which could have a negative impact on China's, or others countries', export industry and a commensurately negative impact on a Fund that invests in securities and instruments that are economically tied to China.

The Trust believes that the modified constellation of disclosures adequately describe the various risks associated with investment in Chinese companies, are helpful to investors and compliant with Item 4 of Form N-1A.

AllianzGI Focused Growth Fund

4.Comment: The Fund's current disclosure states that a company's environmental, social and corporate governance ("ESG") practices are "considered for purposes of the investment process, based in part on a proprietary ESG scoring model." Because ESG can reasonably refer to widely different strategy focus areas, the Staff believes that a fund should not simply state that it considers ESG factors without providing further detail. Therefore, please: (i) disclose the investment adviser's specific ESG areas of focus, (ii) disclose other resources used in the investment adviser's ESG practices (e.g. an ESG index or third party rating organization) and (iii) describe the factors that the investment adviser considers in screening such investments. In addition, if appropriate, please add "ESG Risk" as a principal risk of investing in the Fund, or explain supplementally why doing so would not be appropriate.

Response: The Trust respectfully notes that the main objective of the Fund's approach to integrating ESG considerations into its investment process is to identify tail risk factors arising from a company's ESG factors, and to understand how such risk factors might affect a company and its performance—whether they arise from a company's governance approach, the external impact of its business activities, its specific ESG practices, or wider market developments and societal trends. The resources used by the portfolio management team include the investment adviser's in-house ESG analyst team, as well as third-party research firms such as Sustainalytics, Reprisk and MSCI. Use of many of these third-party resources (i.e., resources other than the investment adviser's proprietary ESG scoring model) is subject to frequent change and varying emphasis by the portfolio management team. The portfolio management team's approach to ESG factors is not exclusionary, rather ESG considerations are supplementary to the portfolio management team's fundamental analysis of current and potential investments by the Fund. That is to say, ESG risk factors must be evaluated in the investment process for each current and potential portfolio holding, but the portfolio managers have discretion to own stocks with low ESG analyst ratings. For example, an identified ESG risk with respect to a potential holding may be very unlikely to materialize during the investment time horizon in which such company's equity securities will be held in the Fund's portfolio. In other cases, the Fund's portfolio management team may determine that other fundamental factors significantly outweigh an identified ESG risk.

In response to the Staff's first and third requests, the Trust confirms that the 485(b) Amendment will include the following revised disclosure in the "Principal Investments and Strategies of Each Fund" section with respect to the Fund (new language denoted by underline and deleted language by ~~strikethrough~~):

Based in part on a proprietary ~~Companies' E~~environmental, ~~S~~social and ~~C~~corporate ~~G~~governance ("ESG") scoring model, companies' ESG practices and risk factors are considered ~~for purposes~~as part of the investment process, ~~based~~namely for the purposes of identifying tail risk factors arising from a company's ESG practices and understanding how a company's ESG risk factors might affect the company and its performance. The portfolio managers maintain discretion to invest in companies with low ESG scores and to exclude companies with high ESG scores from the Fund's portfolio.

With respect to the Staff's second request, the Trust respectfully submits that current disclosure is helpful to investors and compliant with Item 4 of Form N-1A. As noted above, except for the investment adviser's proprietary ESG scoring model, the use of certain ESG-related resources is subject to frequent change and varying emphasis by the portfolio management team. Accordingly, the Trust respectfully submits that it would be impractical and unduly cumbersome for the Fund to update disclosure to reflect the ESG-related resources du jour, and that investors benefit from disclosure describing only those resources consistently used as part of the portfolio managers' investment process (e.g., the proprietary ESG scoring model).

AllianzGI Global Small-Cap Fund

5.Comment: The Staff notes that disclosure in the second sentence of the "Principal Investment Strategies" section of the Fund's Fund Summary states that "Under normal market and other conditions, the Fund expects to maintain a weighted-average market capitalization between..." (Emphasis added.) The Staff further notes that the same phrase is present in the Fund Summaries of AllianzGI Focused Growth Fund and AllianzGI Technology Fund. Please explain what is meant by "other conditions" or otherwise delete the phrase from the disclosure.

Response: The Trust notes that it will remove in the 485(b) Amendment the denoted language from the "Principal Investment Strategies" section of the Fund Summaries of each of the above-referenced Funds and make conforming edits to the "Principal Investments and Strategies of Each Fund" section with respect to the Funds.

AllianzGI Health Sciences Fund

6.Comment: Under the section titled "Fees and Expenses of the Fund" in the Fund's Fund

Summary, please add the following disclosure, if applicable, which is present in the same section for all of the Funds that offer Class P shares: "In addition to the fees and expenses described below, you may also be required to pay brokerage commissions on purchases and sales of the Class P shares of the Fund."

Response: The Trust confirms that the requested disclosure is applicable to the Fund and that it will be included in the 485(b) Amendment.

AllianzGI Income & Growth Fund

7.Comment: In the second sentence of the "Principal Investment Strategies" section of the Fund's Fund Summary, disclosure states that "the Fund may invest a significant portion of its assets in private placement securities (including Rule 144A securities)..." Please consider whether a (i) a risk factor should be added to cover private placements and other restricted securities or (ii) the "Liquidity Risk" principal risk disclosure should be revised to reference private placement securities and other securities that might be subject to liquidity risk.

Response: The Trust has considered whether a principal risk specific to private placements and other restricted securities would be appropriate and respectfully declines to add a principal risk specific to such instruments. However, in response to the second part of the Staff's comment, the Fund's principal risk disclosure with respect to liquidity risk will be revised as marked below in the 485(b) Amendment (new language denoted by underline):

Liquidity Risk: To the extent the Fund invests in less liquid securities, including private placements and other restricted securities, or the level of liquidity in a particular market is constrained, the lack of an active market for investments may cause delay in disposition or force a sale below fair value.

AllianzGI Mid-Cap Value Fund

8.Comment: In the third paragraph of the section titled "Principal Investments and Strategies of Each Fund" with respect to the Fund, disclosure states that the "Fund may invest in securities of issuers deemed to be 'acquired funds' for purposes of Acquired Fund Fees and Expenses determinations." If this is a principal investment strategy of the Fund, please include this disclosure in the Fund's Item 4 disclosure.

Response: The Trust respectfully notes that the Fund has, and in the future may, opportunistically invest in business development companies (BDCs), which leads to the determination of the Fund having acquired fees and expenses.1 The purpose of current disclosure is to explain that the Fund may invest in securities that meet the Form N-1A definition of an acquired fund for the purposes of Acquired Fund Fees and Expenses determinations. However, these types of investments are not expected to represent a significant portion of the Fund's portfolio, nor do such investments in BDC's or other mutual funds constitute a principal investment strategy of the Fund. Accordingly, the Trust believes that it would be inappropriate to include the above-referenced language in the Fund's Item 4 disclosure.

Portfolio Holdings

9.Comment: Under the Portfolio Holdings section of the Prospectus, in the sentence that currently states that "the Trust files its Form N-CSR, or Form N-PORT (for the last month of the Funds' first or third fiscal quarters), with the Securities and Exchange Commission...", please consider indicating after the reference to the Trust's Form N-CSR filing that the N-CSR is filed for the last month of the Funds' second or fourth fiscal quarters, so that shareholders are made aware that Form N-CSR is filed quarterly.

Response: The 485(b) Amendment will include the following revision to the Portfolio Holdings section in response to this comment (new language denoted by underline):

The information will be posted approximately thirty (30) calendar days after the relevant month's end, and such information will remain accessible on the website until the Trust files its Form N-CSR (for the last month of the Funds' second and fourth fiscal quarters), or Form N-PORT (for the last month of the Funds' first or third fiscal quarters), with the Securities and Exchange Commission (SEC) for the period that includes the date as of which the website information is current.

Characteristics and Risks of Securities and Investment Techniques

10. Comment: The Staff notes risk disclosure regarding credit risk transfer securities under the section titled "Characteristics and Risks of Securities and Investment Techniques". The Staff further notes that neither the Item 4 nor the Item 9 disclosures of the Funds mention investments in credit risk transfer securities. If these instruments are part of the principal investment strategy of any Fund, please note this in the Fund's Item 4 disclosure.

Response: The Trust respectfully notes that investment in credit risk transfer securities is not currently part of the principal investment strategy of any Fund. Accordingly, the Trust confirms that it will not make any revisions to the any of the Funds' Item 4 disclosures.

1 Instruction 3(f)(i) to Item 3 of Form N-1A.

The Trust supplementally notes that risks related to the principal investment strategies of the Funds are described in the "Summary of Principal Risks" section of the Prospectus. The section titled "Characteristics and Risks of Securities and Investment Techniques" reiterates and expands upon disclosures under the "Summary of Principal Risks" section and also provides information on certain additional securities and investment techniques that are not currently principal investment strategies of the Funds. The introduction to the "Characteristics and Risks of Securities and Investment Techniques" section currently states that: "[This section] also describes characteristics and risks of additional securities and investment techniques that are not necessarily principal investment strategies but may be used by the Funds from time to time. Most of these securities and investment techniques are discretionary, which means that the portfolio mangers can decide whether to use them or not."

Statement of Additional Information ("SAI")

Investment Objectives and Policies—Non-U.S. Securities—Euro- and EU-related risks

11.Comment: Please update "Brexit" risk disclosures under the subsection titled "Non-U.S. Securities—Euro- and EU-related risks" and elsewhere, as necessary, to reflect recent developments.

Response: The 485(b) Amendment will include the following revision to the relevant section in response to this comment (new language denoted by underline and deletions by ~~strikethrough~~):

A Fund may face potential risks associated with the ~~referendum on~~approval by citizens of the United ~~Kingdom's continued membership in~~Kingdom, in June 2016, of a referendum to leave the European Union~~,~~. The European Parliament formally approved the withdrawal on January 30, 2020. The withdrawal agreement entered into between the United Kingdom and European Union entered into force on January 31, 2020, at which time the United Kingdom ceased to be a member of the European Union. Following the withdrawal, an ~~which resulted in a vote for~~eleven-month transition period began, ending December 31, 2020, during which the United Kingdom ~~to leave~~commenced negotiating its future relationship with the European Union. ~~The vote to leave the European~~Significant uncertainty remains in the market regarding the ramifications of the withdrawal of the United Kingdom from the European Union. For example, the withdrawal of the United Kingdom from the European Union may result in substantial volatility in foreign exchange markets and may lead to a sustained weakness in the British pound's exchange rate against the United States dollar, the euro and other currencies, which may impact a Fund's returns. The ~~vote to leave~~withdrawal of the United Kingdom from the European Union may result in a sustained period of market uncertainty~~, as the United Kingdom seeks to negotiate the terms of its exit~~. It may also destabilize some or all of the other European Union member countries and/or the EMU.

[...]

Investment Restrictions—Non-Fundamental Investment Restrictions

12.Comment: The Staff notes that disclosure in the second paragraph under the subsection titled "Non-Fundamental Investment Restrictions" of the Investment Restrictions section states that each applicable Fund "may not invest more than 15% of [its] net assets (taken at market value at the time of the investment) in 'illiquid securities'..." The Staff further notes that in the subsection titled "Other Information Regarding Investment Restrictions and Policies" disclosure states that "Unless otherwise stated, all limitations applicable to a Fund's investments will apply at the time of investment." In light of the requirements of Rule 22e-4 under the Investment Company Act of 1940, as amended, please consider clarifying that investments in illiquid securities are monitored on an ongoing basis.

Response: In response to this comment, the 485(b) Amendment will include the following revised disclosure (new language denoted by underline):

Unless otherwise stated, all limitations applicable to a Fund's investments will apply at the time of investment. As a general compliance measure, the Trust normally monitors positions subject to percentage limitations on an ongoing basis.

Other Information—Independent Registered Public Accounting Firm

13.Comment: Please provide the address of the independent registered public accounting firm.

Response: The Trust confirms that the 485(b) Amendment will include the name and address of the relevant independent registered public accounting firm, which is expected to be PricewaterhouseCoopers LLP.

Part C

Item 28—Exhibits

14.Comment: Regarding Exhibit (h)(1)(7) to the 485(a) Amendment, titled "Credit Agreement dated as of October 27, 2016", please supplementally confirm that this Exhibit reflects the current credit agreement, or otherwise please file the current credit agreement.

Response: The Trust confirms that the above-referenced Exhibit reflects the current credit agreement.

15.Comment: Regarding the Opinion and Consent of Counsel (Exhibit (i)) (the "Opinion"), the Staff notes that the Opinion is dated November 2, 1990 and covers only the series of the Trust in existence on that date. The Staff further notes that it appears that most of the series offered by the Trust's Registration Statement began operations after such date. Please file a new opinion and consent of counsel covering all current series offered by the Trust.

Please also supplementally confirm that an opinion and consent of counsel was issued with respect to each new series offered after November 2, 1990.

Response: The Trust respectfully notes that it has been a long-standing position of the Trust that the requirements of the Securities Act were satisfied when the Opinion and Consent of Counsel was given in connection with the initial registration statement of the Trust. The Trust has not launched a new series since July 2013, and prior to that since February 2007. Because the addition and launch of each new series of the Trust has been effected by post-effective amendment to the initial registration statement, rather than by separate registration of such series, the Trust has historically taken the position that the Opinion and Consent of Counsel as filed at the time of the initial registration statement has remained sufficient for such purposes and complies with the requirements of the Securities Act and the rules thereunder. The Trust supplementally notes that, consistent with state law in Massachusetts, where the Trust is domiciled, the Trust's declaration of trust need not be amended to add a new series of the Trust. For the foregoing reasons, the Trust respectfully declines to file a new opinion and consent of counsel covering all current series and believes that an opinion and consent of counsel is not required with respect to each new series offered after November 2, 1990. In the event that the Trust files amendments to its registration statement in the future to add new series, it will consider the requirement to file a new legal opinion with respect to such new series.

16.Comment: Regarding Exhibit (q)(1), titled "Powers of Attorney and Certificate of Secretary", the Staff notes that the powers of attorney date back to August 1995 and appear to have been superseded by Exhibit (q)(2). Please consider deleting Exhibit (q)(1).

Response: The Trust confirms that Exhibit (q)(1) will be deleted in the 485(b) Amendment.

** * * *

Please do not hesitate to call me (at 617-951-7914) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ Benjamin J.G. Ruano Benjamin J.G. Ruano, Esq.

cc:Angela Borreggine, Esq. Debra Rubano, Esq. George B. Raine, Esq. Angela C. Jaimes, Esq.